December 9, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Michael Davis
Division of Corporation Finance

Re:	LatAmGrowth SPAC
Registration Statement on Form S-1
Filed November 24, 2021, as amended
File No. 333-261361

Dear Mr. Davis:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of LatAmGrowth SPAC that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington, D.C. time on December 13, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, as many copies of the preliminary prospectus dated December 8, 2021 as appears to be reasonable to secure adequate distribution of the preliminary prospectus will be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name: Michael Liloia Title: Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request Letter]

Very truly yours,

BANCO BTG PACTUAL S.A. – CAYMAN BRANCH

By:	/s/ Kevin Younai
Name: Kevin Younai Title: Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request Letter]